2005/22

POLYMET MINING CORP.	TSX Venture Exchange: POM OTC Bulletin Board: POMGF
2350 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3 Tel: 604-669-4701 /Fax: 604-669-4705 www.polymetmining.com

NEWS RELEASE

POLYMET CLOSES PRIVATE PLACEMENT AND
COMPLETES EXERCISE OF WARRANTS

Vancouver, British Columbia, November 7, 2005 - PolyMet Mining Corp. (TSX: POM; OTCBB: POMGF) (the “Company”) announces that it has closed a non-brokered private placement of 3,544,657 units (the “Units”), each Unit comprised of one common share (a “Share”) and one-half of one non-transferable share purchase warrant (a “Warrant”), in the capital stock of the Company at $1.40 per Unit. Gross proceeds of the private placement were $4,962,519.80. One full warrant entitles the holder to purchase one additional common share of the Company (a “Warrant Share”) for a period of 18 months from closing at a price of $2.00 per share; provided that, if at any time the closing trading price for the common shares is greater than $2.50 per share for any 20 consecutive trading days, the Company has the right to accelerate the expiry date of the Warrants upon 30 days’ notice to the holders thereof.

In connection with the private placement, the Company has issued an aggregate of 191,965 common shares (the “Finders’ Shares”) at a deemed price of $1.40 per share to three individuals as finders’ fees.

In accordance with securities legislation currently in effect, the Shares, the Warrants, the Warrant Shares and the Finders’ Shares are subject to a hold period of four months plus one day from the date of closing of the private placement.

The proceeds of the private placement and exercise of the Warrants, if any, will be used to provide general working capital.

Further to the Company’s news release of October 11, 2005, the Company is pleased to report that 9,000,000 warrants have been exercised in connection with the accelerated expiry of the warrants at $0.70, netting the Company $3,150,000. Two warrants were required to purchase one additional common share in the capital of the Company. The Company’s management would like to express its appreciation for the tangible support provided to the Company by the warrant holders through the exercise of these warrants.

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded Canadian mine development company whose principal asset is the NorthMet deposit in northeastern Minnesota, one of the world’s largest undeveloped non-ferrous resources. The Company is rapidly advancing development of Minnesota’s first major base and precious metals mine through reactivating an idled taconite plant coupled with modern, environmentally friendly processing technology.

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POLYMET MINING CORP.

Per: “William Murray”
William Murray, President

For further information, please contact:
PolyMet Mining Corp.
Warren Hudelson, Public Affairs
218-245-3634
whudelson@polymetmining.com

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company’s expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.